Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation

File Number of Filer: 001-15185

Subject Company: Capital Bank Financial Corp.

File Number of Subject Company: 001-35655

July 14, 2017 – FHN 2Q17 Earnings Call Transcript

First Horizon National Corp Participants:

Aarti Bowman – SVP Investor Relations

D. Bryan Jordan – Chairman, CEO & President

Susan L. Springfield – Chief Credit Officer & EVP

William C. Losch – Chief Financial Officer & EVP

Conference Call Participants:

Albert H. Savastano - Macquarie Research, Bank Equity Research Analyst

Brady Matthew Gailey - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Christopher William Marinac - FIG Partners, LLC, Research Division - Director of Research

Ebrahim Huseini Poonawala - BofA Merrill Lynch, Research Division - Director

Emlen Briggs Harmon - JMP Securities LLC, Research Division - MD and Senior Research Analyst of Regional Banks

Jennifer Haskew Demba - SunTrust Robinson Humphrey, Inc., Research Division - MD

Kenneth Allen Zerbe - Morgan Stanley, Research Division - Executive Director

Steven A. Alexopoulos - JP Morgan Chase & Co, Research Division - MD and Head of Mid-Cap and Small-Cap Banks

Tyler Stafford - Stephens Inc., Research Division - MD

PRESENTATION

Operator

Good morning, and welcome to the First Horizon National Corporation Second Quarter 2017 Earnings Conference Call. (Operator Instructions) Please note, this event is being recorded. I would now like to turn the conference over to Aarti Bowman. Please go ahead.

Aarti Bowman

Thank you, operator. Please note that the earnings release, financial supplement and slide presentation we'll use in this call are posted on the Investor Relations section of our website at www.firsthorizon.com.

In this call, we will mention forward-looking and non-GAAP information. Actual results may differ from forward-looking information for a number of reasons outlined in our earnings materials and our most recent annual and quarterly reports. Our forward-looking statements reflect our views today, and we are not obligated to update them. The non-GAAP information is identified as such in our earnings materials and in the slide presentation for this call and is reconciled to GAAP information in those materials.

Also, please remember that this webcast on our website is the only authorized record of this call. This morning's speakers include our CEO, Bryan Jordan; CFO, BJ Losch; and additionally, our Chief Credit Officer, Susan Springfield, will be available with Bryan and BJ for questions. I'll now turn it over to Bryan.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Thank you, Aarti. Good morning, everyone. Thank you for joining us. We are very pleased with the results in the second quarter. We continue to see very good momentum in our banking business, with good customer acquisition and corresponding loan and deposit growth. We saw good strength in our net interest income and in our net interest margin. And we continue to feel very, very good about the credit quality with improvement in our nonperforming assets, nonperforming loans and our net charge-offs year-over-year.

We consistently remain focus on our expenses in our banking business and we also saw good trends there. Our fixed income business continued to be a bit soft in the quarter. We are pleased with the completion of our Coastal acquisition, our merger that was integrated very smoothly during the quarter. We've got a great team of bankers in Houston in the government guaranteed loan business, and we think that is going to be a great asset for us as we move into the remainder of this year and into the future.

Now we have got 3 notable exceptions, I think 3 notable exceptions, 3 notable transactions in the quarter, which BJ will go into more detail on later. When you exclude those, our core EPS continued to be very strong, and most importantly, we hit another milestone in improving our return on tangible common equity hitting 12% in the quarter. So we feel very, very good about the core results for the quarter.

Our focus for the rest of the year continues to be on execution in our core businesses, banking and FTN Financial. We continue to see good opportunities for loan growth. Our loan pipelines look strong, our customer activities and calling efforts continue to be good. And we continue to be focused on improving our returns and controlling costs in the business.

Our planning for the merger with Capital Bank continues to move along on time and on track. We have made significant progress in the last couple of months, including meeting with over 1,000 employees. Gene and I have spent a good bit of time meeting with employees, and we've had very good discussions and we're very encouraged with the progress that we're making there. So our focus will be on continuing to execute on the things that we've been focused on and continuing to plan the integration with Capital Bank.

As we look into 2018 and 2019, we're excited about the opportunities that we see in our existing business and the combined or merged business. We are very, very focused on the long-term on delivering on our bonefish targets. We believe that the combination of our 2 firms over the course of the next 18 months or so. We will be doing -- We'll be hitting our bonefish targets sometime in 2019 if we get a little bit further help on the interest rate environment. So we're excited about the progress that we're making. We're excited about the future and we look forward to continuing to focus on those things that we can control in hitting these bonefish targets improving returns.

So with that, I'll stop and turn it over to BJ, and then I'll be back for some comments and we'll take questions later. BJ?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Great. Thanks, Bryan. Good morning, everybody. Let's take a look at the quarter starting on Slide 5. For the second quarter, we reported net income available to common of $91 million or $0.38 a share. And as Bryan talked about and as you can see on the bottom right of this slide, we have a few notable items in the quarter, which in aggregate, positively impacted our results. These items included, first, a roughly $20 million mortgage repurchase release from the resolution of a legacy repurchase claim. We had about $6 million or so of acquisition expense related to both our coastal acquisition, which closed at the beginning of the quarter, and our pending Capital Bank merger. And the third was a roughly $20 million benefit from a tax adjustment associated with the reversal of a capital loss deferred tax allowance.

Adjusting for those items, we have EPS at about $0.27 and net income available to common shareholders at $63 million. Importantly, we saw a meaningful improvement in our returns, as Bryan talked about. Our adjusted return on tangible common equity was 12%, up 166 basis points linked quarter and our ROA was 94 basis points or up about 12 basis points linked quarter, moving us much closer to our bonefish targets.

This strong performance was driven by healthy revenue increases, as you will see from continued loan growth, improvement in our margin and solid bank fee income, supported by good expense discipline and continued excellent credit quality.

Specifically, second quarter highlights were linked quarter revenue growth of 7%; NII growth of 6%; fee income growth of 9%, resulting in an adjusted PPNR growth of 14%. Loan growth trends were also solid, with average loans up 2% linked quarter and up 8% year-over-year, with core deposit inflows in the regional banking continuing to be encouraging.

As it relates to that tax rate, we will see continued positive impact from this tax adjustment for the remainder of the year. We expect roughly a 23% effective tax rate in both 3Q '17 and 4Q '17, and in 2018, we expect that the effective tax rate should normalize back to roughly 32%.

Slide 6 gives you, we believe, a good contextual view of where the earnings contribution comes by business segment. You will see the regional bank has and will continue to drive the majority of our earnings and momentum in that business is evident. Fixed income's contribution is modest, yet consistently profitable and provides future upside opportunity. And the nonstrategic segment has consistently provided a positive impact for several quarters. We remain pleased and encouraged by the strength, diversity and momentum of our business mix.

Turning to Slide 7. Let's take a look at net interest income and net interest margin trends. Year-over-year, NII was up 14% and up 6% linked quarter. The NII increase was driven by a quality loan growth and the capturing of asset sensitivity as short-term rates have risen. The NIM in 2Q '17 was at 3.07%, up 15 basis points both year-over-year and linked quarter. The uptick in NIM was due to excess cash optimization and the benefit from the increase in short-term rates. We reduced our average cash levels by over 50% or about $1 billion from first to second quarter us well. Our net interest spread, the difference between our loan yields and deposit rates paid, increased 10 basis points linked quarter. Loan yields were up 14 basis points, and we continue to manage our deposit costs and mix closely. Even with the positive improvement, as you can see on the bottom right of this slide, our balance sheet remains well-positioned for further rate moves.

Turning to Slide 8, we highlight the significant profitability improvement in the regional banks that we have seen not just from first to second quarter, but over the last several quarters as well. Linked quarter, ROA rose 40 basis points to 1.6%, as pretax income, PPNR and revenue all improved meaningfully. NII was up 4% linked quarter and 13% year-over-year, driven by strong commercial loan growth and higher short-term rates. Fee income was up 10% linked quarter on stronger deposit as well as trust and investment management fees. We maintained good expense discipline in the bank as well. That discipline, coupled with a strong revenue performance, drove the efficiency ratio in the regional bank down to 57%, a 135 basis point improvement from the first quarter. Excellent asset quality trends continue across our regional banking portfolios as well. Linked quarter nonperforming loans were down 13%, 30-day delinquencies improved 11 basis points and our net charge-offs remained relatively stable.

Slide 9 shows the regional banks continued healthy loan growth. Average loans in the bank were up 11% year-over-year and up 3% on a linked quarter basis. Areas that drove the growth this quarter were loans to mortgage companies, asset-based lending, wealth management, private clients and core commercial. Demonstrating the broad strength across our regional bank businesses, all of our original markets in Tennessee, Mid-Atlantic and Houston experienced growth on a linked quarter basis. Particular strength is evident in South East Tennessee, Middle Tennessee, Nashville and Mid-Atlantic, which are our Virginia, North Carolina and South Carolina markets.

Loans to mortgage companies increased 24% linked quarter due to seasonal rebound in purchasing activity and customer growth, somewhat offset by lower refi activity. Fundings in new customer activity in the business have been strong, however shorter dwell times and lower refi activity have dampened balance growth. Overall trend should be steady through the rest of the year, and the portfolio remains one of our most economically profitable businesses.

Encouragingly, commercial pipelines remained solid even with solid fundings and balance sheet growth, and we anticipate this strength through the next quarter.

Turning to asset quality on Slide 10. You will see that it remains excellent due to ongoing stable credit trends and strong underwriting discipline. Loan-loss provision was a credit of $2 million in the quarter, with net charge-offs of $3 million in the second quarter of '17 compared to $1 million recovery in the first quarter. NPAs were also down meaningfully and 30-day delinquencies improved and remain low.

Slide 11 gives you a quick update on our capital bank merger efforts. Our integration planning for the capital bank acquisition remains on track. In June, we filed regulatory applications and a preliminary S-4. We've established and staffed our Merger Project Office, and it is up and running. We anticipate the deal to close in fourth quarter of '17.

Wrapping up on Slide 12. We are making meaningful progress towards achieving our bonefish targets, as evidenced by our adjusted return on tangible common equity of 12% in the second quarter, and we believe we are well positioned to continue improving our returns organically and after we close and integrate Capital Bank. We're seeing great performance in our regional bank, our revenue growth is healthy aided by double-digit loan and deposit growth and our forward pipelines are solid. Our asset sensitive balance sheet has benefited from recent rate hikes, our efficiency ratio is improving and our integration of planning Capital Bank is on track.

Finally, with the help of the positive notable items we discussed, coupled with the strong core earnings trends, we are able to fully offset the anticipated intangible book value dilution from the closing of the Coastal acquisition, and actually grow both book value and tangible book value per share in the quarter.

With that, I'll turn it back over to Bryan.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Thank you, BJ. Again, we're pleased with the progress and the momentum that we see in our banking business. We believe that it's not only been steady and consistent, but it's ongoing. We think we are well-positioned for the second half of 2017 and that we have good momentum, strong pipelines and we believe we are well-positioned to continue to grow, not only in Tennessee, but across our entire franchise, including the specialty businesses.

Our quality -- credit continues to look good. We see good opportunities to grow high-quality lending relationships. We think there's additional momentum from our fast interest rate increases and we think there are opportunities for rate increases in the future. And we think that our continued customer expansion, all coupled together, will drive our results.

While our customers are generally optimistic, the economic backdrop hasn't changed significantly over the last 4, 5, 6 years. The second quarter of 2017 could have been second quarter of any year in the last 5. And there's still some optimism in the customer base that we’ll get some fiscal relief and taxes and regulatory cost through our legislative process in D.C. But these customers continue to be optimistic about the future in the business or operating environment. We continue to be committed to maintaining our focus on expense discipline and driving our bonefish returns, and look forward to, as BJ and I both said, integrating the merger with Capital Bank.

Thank you to all of our First Horizon employees for all that you do day in and day out, taking care of our customers and growing our business. We appreciate what you're doing every single day.

And with that, Bryan, we'll now open it up for questions.

Questions and Answers

Operator

(Operator Instructions) The first question comes from Steven Alexopoulos with JPMorgan.

Steven A. Alexopoulos - JP Morgan Chase & Co, Research Division - MD and Head of Mid-Cap and Small-Cap Banks

Just start on the loan side. If you look at the $167 million of commercial loan growth, which you call out on Slide 9, seems to be stronger than the H8 is showing for banks more broadly. Could you give color, why do you guys see such strong commercial loan growth again this quarter? The market is doing better? Is it all share gains? Any color there will be appreciated.

Susan L. Springfield - First Horizon National Corporation - Chief Credit Officer and EVP

Steven, this is Susan. We're seeing good opportunities across the board, as Bryan and BJ said in their opening comments. We've also had -- we've added relationship managers in some of our key markets as well as in some of our specialty areas. Specifically, we're seeing really good opportunities in core asset-based lending opportunity. And as you know, we've been in that business for 25-plus years, it continues to be a good business for us. We're also seeing good momentum, as mentioned previously in our core growth markets, so Mid-Atlantic, Middle Tennessee, where not only are you in a higher growth of market that they would be in a Memphis or Knoxville. So Nashville, Raleigh, Charlotte, Richmond have a higher growth then some of our Memphis and Knoxville core markets have. So we're seeing good opportunities there. I can tell you we are remaining disciplined and bringing in customers who have been in those markets for specialty areas and potentially banking with others and some increase in market share. And we are seeing some of our existing customers do some expansion, whether it's some additional business lines bringing on employees, capital equipment type financing and others. It's not any one thing, it's across the board.

Steven A. Alexopoulos - JP Morgan Chase & Co, Research Division - MD and Head of Mid-Cap and Small-Cap Banks

That's helpful. And maybe for BJ, you guys have nice margin expansion here in the quarter. If we look at the 2 to 10 spread, it's compressed a bit. How are you thinking about margin moving forward?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, so were obviously pleased with our margin improvement. I think some of it was driven by our cash optimization, which you can see on that NIM slide that we have in the deck. But we also captured asset sensitivity as we planned, as rates continue to go up, and we're getting good pricing on the loans that we're putting on the books as well. So that's contributing. Going forward, I expect the NIM to continue to steadily move up. We're pleased with what we see. We're pleased with how we’re managing both the loan side in terms of pricing as well as the deposit side. So we think it will continue to improve.

Steven A. Alexopoulos - JP Morgan Chase & Co, Research Division - MD and Head of Mid-Cap and Small-Cap Banks

And if I could squeeze one more on credit quality. I appreciate, thank you, for all the detail in the retail CRE exposure. Can you just talk are you seeing any current pressure in any of the sub-segments and what's your view on retail CRE? Is this a problem that you expect to see pressure build more broadly over the next year?

Susan L. Springfield - First Horizon National Corporation - Chief Credit Officer and EVP

Steven, we spent of a better time looking at the various commercial real estate sectors as well as, obviously, our industries in C&I. We have been and I know other banks have been as well, watching the changing dynamics of the retail world for some time. And so we have been adjusting over time how we approach lending to retail properties. We do feel good about the portfolio that we have, it’s well diversified. If you look at our CRE retail exposure, it's over 160 projects make up that portfolio. We have, in terms of top 3 anchor, shadow anchors, it's strong necessity based. Grocery stores, home-improvement stores, so really kind of core retail. And we also have trends that we keep -- I mentioned 160 projects, our largest project in our retail commercial real estate book is $24 million. So again, well diversified across projects, geographies and you can see, even here across anchored, shadow anchored, single tenant. But we do -- we are watching and talking with some of our major customers who have been active in the retail space. And honestly, that's some of the best feedback we get is talking to our existing customers about how they're seeing and how they are positioning properties that may have had retailers that have left or pulled out or gone out of business completely. And they’re using this to reposition some properties in a positive way. All that being said, I do think it's something that we are continuing to watch, looking at the Amazon effect as it's called, and I think everyone's watching that to see what’s next. Obviously, the Whole Foods acquisition and it seems like the Amazon prime day, it's exceeded what people thought it would. And so it's absolutely something that we're watching carefully and are making the appropriate, I guess, adjustments in terms of our underwriting. Our CRE retail exposure is very strong. The average stablized loan-to-value is 58%, the debt yield is almost 12% and the actual debt service coverage on that portfolio is over 2x. So we do feel good about the portfolio that we have, but again, we're watching them.

Operator

The next question comes from Brady Gailey with KBW.

Brady Matthew Gailey - Keefe, Bruyette, & Woods, Inc., Research Division - MD

So if you look at ADRs, they're kind of at the same level the last 3 quarters. I know this quarter, Coastal came in. So if you back out Coastal, I think you are closer to like $500,000 as far as the legacy First Tennessee. How do you think that trends over the next couple of quarters and into 2018? Do you see anything that makes you think that ADRs are about to come back or is it just more of the same?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Brady, it's BJ. I think our expectation is that we're going to assume that they're at these levels for the next couple of quarters. Volatility is low, the way where rates are positioned, what the Fed is talking about does not portend a lot of activity in fixed income. So we're going to expect that it's going to be at these levels. With that said, our business is well positioned to capture any volatility or capture any upside. But we assume that it will be at these levels for a while. And so we talked for a long time about -- or we put out several years ago $1 million to $1.5 million of ADR. I would say, we should call that something more in the $700,000 to $1 million based on these levels in the foreseeable future. That's what we think it's probably more appropriate to think about.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

BJ, correct me if I'm wrong. In Brady's question, I think you said if you exclude Coastal, it's about $500,000 in the core business, I think it's actually closer to $600,000, is that fair?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, I think it was a little bit closer to $600,000. The agency [debt] is -- has historically been one of our biggest, and that one has been one that has had a significant impact in terms of volume declines year-over-year. But yes, legacy is more around $600,000 and Coastal made up the rest.

Brady Matthew Gailey - Keefe, Bruyette, & Woods, Inc., Research Division - MD

All right, that's helpful. And then looking at the provision, it's been at a pretty low level, if not negative for a while now. The loan-loss reserve dipped 1 basis point below the 1% mark, now at 99 basis points. Do you think that has room to go any lower? Or do you think that from now on out, you're more maintaining that reserve coverage?

Susan L. Springfield - First Horizon National Corporation - Chief Credit Officer and EVP

Brady, this is Susan. We do believe that we've got strong reserves for our portfolio. And I want to point out a couple of things that led to the slight relief this quarter. We did have continued nonstrategic runoff. Mortgage warehouse lending grew quarter-over-quarter. And as we've discussed in the past, that portfolio attracts less provision due to the excellent credit quality historically and current. In addition to that, with all -- every asset quality metric that we measure improving, and BJ talked about these, nonperforming loans are down, overall NPAs, so including ORE, TDRs are down, 15% year-over-year, 5% quarter-over-quarter. So when you put all that into an allowance model, it did lead to a slight release. All that being said, we are very cognizant of making sure that we have adequate coverage every time we revisit the allowance model and feel good about both the analytical and the subjective analysis that we do to determine the appropriate level of coverage each and every quarter. I would point out too that our allowance to nonperforming loans actually went up from 1.4x to 1.52x quarter-over-quarter, and it's up even more than that year-over-year from 1.13x to 1.52x. So we're actually increasing coverage as it relates to nonperforming loans. And then the last thing I would mention related to asset quality is if within our nonperforming loans, we do an analysis, and almost 49% of our nonperforming loans are actually performing. So all of those things really factor in to how we determine the appropriate level of coverage. We do believe that as the nonstrategic continues to runoff, that we would expect there would be releases in that portfolio if the credit quality remains the same due to the same kind of runoff. But we are cognizant of the need to make sure that we continue to maintain the strong reserves that we have today.

Operator

The next question comes from Ebrahim Poonawala with Bank of America Merrill Lynch.

Ebrahim Huseini Poonawala - BofA Merrill Lynch, Research Division - Director

I wanted to follow up on the margin, BJ. In terms of I guess, as we go forward, can you talk about how we should think about additional optimization on the cash -- on the all-in cash balance that you have and also how we should be thinking about the runoff and the sort of the LIBOR-linked deposits? Because it seems like we might see some giveback from -- yes, margin's getting better, but it's off a smaller balance sheet. So I just wonder, make sure I understand that correctly, as we look into the back half of the year.

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Sure, Ebrahim. So our cash balances, I think, ended the quarter in the $600 million, $700 million range or so, down from over $2 billion. And I think that's probably the right level of cash for us in terms of running the business. We did optimize our deposits in our deposit base by reducing our market index deposits pretty meaningfully. And we're using some other funding sources that are probably a little bit more efficient and frankly, optically, a little bit better, meaning that they're not in the deposit lines. There are really other kinds of borrowings. And so what we did, just so you know, if you look at the financial supplement, Pages 9 through 12, now have a, what we believe, is a more helpful breakout for investors between our consumer interest, our commercial interest and our market index deposits so they -- we can see the trends on those. But we're taking down those market index deposits. We're optimizing those, which are the highest costs. We're managing our consumer interest and our commercial interest, which is really our core balances with our customer relationships to a very reasonable level. I think that if you look at our consumer interest data, since really the fourth quarter through the -- fourth quarter '16 through the second quarter of '17. It's probably about 20% beta and the commercial is about 35%. I would actually expect that the consumer interest gets better, meaning the beta gets lower by the end of this year as we optimize some of the things that we've done with deposit pricing. And commercial deposits will have to remain competitive, but we think a 35% beta at this point in the cycle is pretty strong. So if we're maintaining that deposit beta discipline and allowing our floating rate loan yields to continue to move higher, we think that we'll see appropriate expansion in the margin over time.

Ebrahim Huseini Poonawala - BofA Merrill Lynch, Research Division - Director

And so in your Slide 7, you point out 3 basis points benefit from higher rates. I guess, adjusting for the 2 things you mentioned, more on of -- on the market index deposits, this -- should the incremental benefit from higher rates be around this 3 to 5 basis points range as we think about 3Q?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, that's probably appropriate. If you look at the right-hand side as well, Ebrahim, we kind of give you an idea of what a 25, 50 and 100 bps move means on our existing balance sheet. And so you could translate that back into NIM and that's roughly what it is.

Ebrahim Huseini Poonawala - BofA Merrill Lynch, Research Division - Director

Understood. And just separate question, and I think going back to sort of the nonstrategic portfolio. Looks like you've got about $44 million in reserve against that book. I know, to both clients, it's been more economical to keep or retain that portfolio. I'm just wondering if we get -- as we get closer to the fourth quarter with the CBF deal closing, is there any thought around disposing that portfolio, maybe taking a mark instead of cleaning the balance sheet as we move forward into '18 or does it make sense?

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Ebrahim, this is Bryan. I think the probability of that is about as close to 0 as you can get. It's running off at about 40% CPRs today. The credit quality remains high, and we're completely willing to -- over the next year or so, see it run off, most of the portfolio is either at or about to be in amortization. So we don't think that there's any viable way to sell it, and we don't think there's probably an economically intelligent way to sell it either. So we'll continue to run it off.

Operator

The next question comes from Ken Zerbe.

Kenneth Allen Zerbe - Morgan Stanley, Research Division - Executive Director

When we think about your bonefish targets sort of -- and combined with just the sort of constant pressure that we're seeing in the capital markets business with ADR, how much of reaching your bonefish targets requires additional bank M&A or something that's not, let's just call it, part of the core business growth?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Kenneth, it's BJ. So I'm assuming that you're talking about other than Capital Bank.

Kenneth Allen Zerbe - Morgan Stanley, Research Division - Executive Director

Yes, I'm not referring to that at all, yes.

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, so we've always thought that with our existing business mix, forget Capital Bank for a second, with our existing business mix, we always believe obviously that we could get to our bonefish targets. We would need even more rate increases in order to do that, 100, 125 basis points at least of movement. And that would take some time to get there, obviously. What we like about the Capital Bank deal and what we talked about in the announcement was that it helps us accelerate our ability to get to those bonefish targets by optimizing capital and using cost efficiency and other opportunities to improve our returns. So we're excited about that. But as you can see from our second quarter results, we haven't taken our foot off the gas in the least in terms of our organic growth. Regional bank is excellent and continuing its momentum, and we're excited about that and we’ll continue to leverage that. Last thing I'll say on FTN is, as we've said before, we like the business, the business is very well run, it does contribute positively to our results. But if you go back to Page 6 in our slide deck, we kind of try to put FTN in a little bit more context than maybe we have in the past. The bank is really the 800-pound gorilla that drives our results. And those are the things that we focus on and talk about, and FTN is going to contribute and contribute positively to that. But the other areas are the ones that are going to really be the engine that drives our returns and performance.

Operator

The next question comes from Emlen Harmon with JMP Securities.

Emlen Briggs Harmon - JMP Securities LLC, Research Division - MD and Senior Research Analyst of Regional Banks

Maybe just to continue on the capital markets business and sort of just discussing that. Will the reduced outlook for that business in the near term, I mean, is there anything that you can do on the fixed expense side of things to try and improve the profitability there?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Absolutely. Our leaders over in that business have already made very difficult decisions over the last quarter and actually, over the last year, as we saw certain structural changes in some of our business segments out there. They've already taken a lot of cost down to the fixed expense base where appropriate, and they'll continue to do that. So the business is -- what we're trying to do is make sure that we take as much cost out of that business as we can without sacrificing some of the differentiation in terms of customer service that we provide to our fixed income institutional clients. And so we'll continue to do that. I want to say that over the last year, we've taken about 6-plus percent of the fixed expense base out of FTN. And so that's fairly meaningful, and they're not -- they're going to continue to look for opportunities to become more efficient.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Emlen, this is Bryan. So to tag on to your question and maybe a little bit in Ken's. What BJ has said, we think that is a good profitable business, we’ve been in a long time, we think it's well managed. And it is going to ebb and flow based on what's going on in the market, particularly in the agency business, which has had an impact on depressing revenues, particularly callable agency business, which have an impact on depressing revenues. In the recent past, we do think that there's a bit of a transition going on by adding the Coastal acquisition and the product set as the government guaranteed loan portfolio, and we think that will be a good opportunity for us to continue the momentum in that business. As we look out across the future and we look at our models and we look at our estimates and we realize that probably every line item in there is off a little bit, but in aggregate, we think that we've got a high degree of confidence of hitting these bonefish targets. And so as we've demonstrated a little bit in the last quarter, while fixed income can be down, something's going to be very good in the banking business. And these things are going to sort of trend or offset and it's going to ebb and flow. And we're focused on the long-term hitting these targets. And we think that the FTN Financial fixed income business will continue to be a critical part of that. I don't know what it's going to do next quarter or next year, but I think consistently, it's going to be a profitable business and that we tend to be at the cyclical low and that things will improve as we adjust the nature and the mix of the business.

Operator

Next question comes from Jennifer Demba with SunTrust.

Jennifer Haskew Demba - SunTrust Robinson Humphrey, Inc., Research Division - MD

Just wondering if you could give us some color on your specialty lending businesses and how they've grown for you the last few quarters, particularly franchise and equipment finance, that kind of thing?

Susan L. Springfield - First Horizon National Corporation - Chief Credit Officer and EVP

Sure. I'll be glad to take that, Jennifer. As we've mentioned before, we've seen some good growth in a number of our specialty businesses. I mentioned earlier, asset-based lending continues to see good opportunities. We saw really good new commitments to new customers as well as increased commitments to existing customers the last quarter, which should result in additional outstandings over the next couple of quarters in that business. We've seen good growth in Correspondent Banking. It's not a big business for us. It's a little over $400 million today and it's up 31% quarter -- year-over-year. There's been opportunities to work with bank holding companies as they’ve had government-tied debt come up that could be refinanced. Mortgage warehouse lending, I think we've touched on that a lot. That's seasonal as well as cyclical. Although we have grown the number of customers there, we feel good about that business. Our commercial real estate business, actually, quarter-over-quarter, is flat. And I mentioned earlier, but we do see -- still see good opportunity in commercial real estate, but we're being, I think, appropriately cautious with certain property types in certain submarkets. But we do still see good opportunities with the right customers and the right markets to continue to do business. We are seeing some good increases in yield opportunities and spreads in the commercial real estate business. The energy business is -- we have -- it actually declined quarter-over-quarter due to a customer that was sold and we are, I think, seeing some of that with some of the energy customers in and around the Houston market where there are opportunities for them to potentially sell out. That being said, we've got a good pipeline there and feel good about the level where we are at that point. Franchise finance, franchise finance is really working on optimizing that portfolio. We've had some runoff that we wanted to happen as we kind of pruned the portfolio based on where we really wanted it to head, but at the same time, bringing on the GE Capital franchise finance portfolio. We've issued over $200 million in new commitments to borrowers. So although it was down quarter-over-quarter due to some expected runoffs, some of which was some nonpass runoff, which we'd like to see that. We believe that is a business that will have some good growth opportunities in the future due to the fact that we've gotten new commitments there. So all in all, I believe that the specialty businesses will continue to be very important for us and we have good opportunities with existing customers as well as key prospects in all of those specialty lines.

Operator

Next question comes from Casey Haire with Jefferies.

Elan Zanger - Jefferies LLC, Research Division - Equity Associate

This is Elan Zanger on for Casey. I wanted to just touch back in mortgage warehouse. You mentioned customer growth has helped keep the balance levels up. So I just -- I wanted to know, if we get a steady as she goes purchase market, could we see the back half of the year kind of mirror or maybe obviously down a little bit versus last year's levels, but just kind of hang in there, just given the customer growth you guys have?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, we certainly think so. Our customer count is up, as you can see, on the slide. Fundings, actually what's coming through the warehouse are up as well, up around the same amount as the customer levels, around 20% or so. The issue is they're not staying in the warehouse as long that’s the dwell-time issue, and so that's damping this. The other is refi activity last year would have been a little bit more towards 50-50 purchased refi, now it's 70-30 purchased refi. And so we are very pleased with the business. You can see the commitments are up materially year-over-year. And so our clients have capacity when they do have origination volumes come up. Summer is usually a healthy time for the business as well, so we're optimistic on that. But as I've said in my opening comments, we do think that balances should remain steady from where we are in the second quarter in terms of the average balances, but certainly probably down from some elevated levels that we saw last year.

Elan Zanger - Jefferies LLC, Research Division - Equity Associate

Okay. And could you guys just remind us what the yield is on this book and have the yields for this type of loan been able to track the Fed hikes?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Yes, they have because they're all floating rate loans based off LIBOR. And the rate is about 4.75%, and so it's one of our highest yielding books.

Operator

Next question comes from Christopher Marinac with FIG Partners.

Christopher William Marinac - FIG Partners, LLC, Research Division - Director of Research

I want to drill back on deposit costs. Do you think that this sort of linkage, I guess, for the beta that we saw this quarter, should it be similar in the next 2 quarters? Or will that maybe vary as we further along in the tightening phase?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Chris, it's BJ. There are a couple of components to the answer. One is I think we'll probably see the same betas on our commercial interest book. But I think, again, as I've said earlier, we broke it out to make it a little easier, we believe, for investors to understand our trends. So I think that will remain steady. I think consumer betas will get better. We talked about in the first quarter that we ran a promo. And so that promo was started in the first quarter, ran through part of the second quarter. But that -- those promo balances will step down over the rest of the year. So I would actually expect our consumer deposit betas, if you look at 4Q '16 to 4Q '17, it probably actually be more like a 10% beta versus the 20-ish or so percent beta that we look like right now. And so I'm encouraged, again, by the discipline that our people are showing. And on the third bucket, the market index deposit, you saw a pretty substantial decline in those deposits, which are really used to fund the nonstrategic balances, which are coming down, trading inventory at FTN, et cetera. And so we can optimize our use of those market index deposits and bring them down and also use the other fundings to fund that stuff. So again, I'm very pleased with how we're managing deposits and expect that our business will be very competitive with others.

Elan Zanger - Jefferies LLC, Research Division - Equity Associate

Great, that's helpful. And I guess, just as a follow-up is I know you outlined a little bit of this, about the integration with Capital Bank and what's happening across the teams. How quickly after the merger closes do you think you can start to incrementally grow business from the relationships that you inherit and being able to offer more services and products to them?

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Chris, this is Bryan. And the short answer is on day 1, we'll start to grow relationships and to offer more services. The integration will take a little bit longer than that. And to sort of repeat a blinding glimpse of the obvious, as BJ said, our applications are in. We don't know the exact timing on regulatory approval. We're assuming and we believe fourth quarter is reasonable. So our conversion integration time line planning is around the first half of 2018. So some of the system things will take a little bit of time. But as it relates to revenue synergies in terms of hold positions, calling opportunities, lending arrangements, those things can start day 1, and we think we will very actively hit the ground running in those opportunities. Some of the product opportunities will take us maybe another 5 or 6 months, but we still feel very, very good about the work from our due diligence and the findings there about the euphemism, the hand-in-glove fit between these 2 franchises, we think that we're going to hit the ground running. And I mentioned earlier, we've been out and we've talked to a lot of people. It wasn't just Gene and me, there was a large group of us. We spent a lot of time working with folks from both organizations to think about how we do business, and we think we're going to hit the ground running with a good bit of momentum in 2018.

Operator

The next question comes from Brian Zabora with Hovde Group.

Brian James Zabora - Hovde Group, LLC, Research Division - Director

Just a follow-up question on those market index deposits. Are you at a point now where you think it's completely optimized? Or could we see further reductions there or maybe higher shorter-term borrowings going forward?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

It will continue to fluctuate based on our funding needs for those other peaks of the business that I talked about, the nonstrategic balances or fixed income inventory. But we'll look to continually optimize those market index deposit to obviously lower our overall cost of funds.

Brian James Zabora - Hovde Group, LLC, Research Division - Director

Great. And then just on the loan yield side, you had a bigger increase this quarter than last couple. It sounds like maybe those loans to mortgage companies was a big driver. It looks like higher yield in the rest of the portfolio. Is that the only -- I guess, the main driver for that acceleration? Or are there other factors that you saw for the increase in the yields at a higher pace than last year -- the last quarter?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

I think loan-to-mortgage companies certainly helped, but our business mix is also helping as well. The things that are growing are the things that are more economically profitable and higher-yielding businesses. So we're pleased with that, the things like loan-to-mortgage companies, as you mentioned, asset-based lending has healthy yields. We've been getting good pricing on our core commercial business, our loan yields on commercial real estate have been healthy. So again, we're pleased with how our bankers are going to market and getting their pricing.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

This is Bryan. The other thing I will add is that the substantial portion of our portfolio that is floating rate does not reprice instantaneously, there's a bit of lag and particularly, when you hit some of these consumer contracts about when the rate changes and things of that nature. So we've had a bit of drift on that as we've had a couple of quarters of rate increases, and we should see a little bit more benefit in the third quarter from that.

Operator

The last question comes from Tyler Stafford with Stephens.

Tyler Stafford - Stephens Inc., Research Division - MD

Just wanted to follow up on the FTN expenses. With -- the ADR is expected to stay relatively flat for the next few quarters with Coastal in the mix, is this a good run rate to think about for FTN expenses? And then the 90% efficiency ratio this quarter at FTN, is that the right range to think about with Coastal in the mix?

William C. Losch - First Horizon National Corporation - CFO & Executive VP

Tyler, I think generally speaking, yes. As we talked about earlier, the business is constantly looking to optimize our expense base wherever we can. And I'm sure we'll continue to do that. But the biggest driver, of course, is going to be the variable compensation piece in that business. And now with a full quarter of Coastal, this is kind of what our business is right now. And so if we expect ADRs to be roughly flat, you should generally expect that the expenses would follow that.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Bryan Jordan for any closing remarks.

D. Bryan Jordan - First Horizon National Corporation - Chairman, CEO & President

Thank you, Bryan. Thank you all for participating on the call this morning. We appreciate your interest in the company. Please let any of us know if you have any follow-up questions or you need any additional information. Thank you again to all of the First Tennessee, First Horizon, FTN Financial folks on the phone, again, for all that you do to take care of our customers and grow the business day in and day out. I hope everyone has a great weekend. Thank you very much.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, which announced a proposed transaction on May 4, 2017, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon’s and Capital Bank’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in Capital Bank’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the “Investor Relations” section of Capital Bank’s website, www.CapitalBank-US.com, under the heading “Financials & Filings” and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon has filed with the SEC a Registration Statement on Form S-4 (No. 333-219052) that includes a preliminary Joint Proxy Statement of First Horizon and Capital Bank and a preliminary Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. First Horizon will file a definitive Joint Proxy Statement/ Prospectus under the Registration Statement in the future, along with certain additional documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document, when it becomes available, may be obtained as described in the preceding paragraph.